   As Filed with the Securities and Exchange Commission on February 11, 1999
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                       Under the Securities Act of 1934

                           (Amendment No.   1  )*
                                          -----

                           Software AG Systems, Inc.
                  -------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
              --------------------------------------------------
                        (Title of Class of Securities)


                                  834025 10 8
                                  -----------
                                (CUSIP Number)

                               December 31, 1998
                         -----------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]   Rule 13d-1(b)

     [_]   Rule 13d-1(c)

     [x]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 834025108                                        SCHEDULE 13G
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Software AG
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 4
      Republic of Germany
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     5
     NUMBER OF
                          2,750,000
      SHARES
                   -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      6

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     7
    REPORTING

      PERSON              2,750,000
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:

      WITH           8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,750,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
11

      9.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
12

      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 7 Pages

-----------------------                                  ---------------------
  CUSIP NO.  834025108                                     SCHEDULE  13G
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dr. Erwin W. Koenigs
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 4

      Republic of Germany
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     5
     NUMBER OF

      SHARES              29,025
                   -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     7
    REPORTING
                          29,025
      PERSON
                    -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
 9
      29,025
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
11

       0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
12

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 7 Pages

-----------------------                                  ---------------------
  CUSIP NO.  834025108                                     SCHEDULE 13G
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Volker Dawedeit
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Germany
 4


------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     5
     NUMBER OF

      SHARES              247
                   -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      6

     OWNED BY              0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     7
    REPORTING

      PERSON              247
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
 9
      247
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
11

       0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
12

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 7 Pages

CUSIP No. 834025108                                              SCHEDULE 13G
          ---------

                        AMENDMENT NO. 1 TO SCHEDULE 13G
                        -------------------------------

     The Schedule 13G, dated February 12, 1998, of Software AG, Dr. Erwin W. Koenigs and Mr. Volker Dawedeit (collectively, the "Reporting Persons") is hereby amended as set forth below. Capitalized terms used herein without definition have the meanings set forth in the Schedule 13G. This Amendment No.1 to Schedule 13G should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13G.


ITEM 4.  OWNERSHIP.
         ---------

     Item 4 of the Schedule 13G is revised and amended and is restated as follows:

     The aggregate number and percentage of outstanding shares of common stock, par value $.01 per share, of Software AG Systems, Inc. (the "Shares") beneficially owned by each of the Reporting Persons are set forth below.

     1.  SOFTWARE AG
         -----------
          (a)    Amount Beneficially Owned:  2,750,000

          (b)    Percent of Class:                 9.0%

          (c)    Number of Shares to which such person has:

                 (i)      sole power to vote or direct the vote:    2,750,000

                 (ii)     shared power to vote or direct the vote:  0

                 (iii)    sole power to dispose or to direct the
                          disposition of:                           2,750,000

                 (iv)     shared power to dispose or to direct
                          the disposition of:                       0

CUSIP No. 834025108                                              SCHEDULE 13G
          ---------

     2.  DR. ERWIN W. KOENIGS /(1)/
         --------------------
          (a)    Amount Beneficially Owned:  29,025

          (b)    Percent of Class:              0.1%

          (c)    Number of Shares to which such person has:

                 (i)      sole power to vote or direct the vote:       29,025

                 (ii)     shared power to vote or direct the vote:     0

                 (iii)    sole power to dispose or to direct the
                          disposition of:                              29,025

                 (iv)     shared power to dispose or to direct
                          the disposition of:                          0

     3.  VOLKER DAWEDEIT /(2)/
         ---------------------
          (a)    Amount Beneficially Owned:         247

          (b)    Percent of Class:                  0.0%

          (c)    Number of Shares to which such person has:

                 (i)      sole power to vote or direct the vote:        247
                 (ii)     shared power to vote or direct the vote:      0
                 (iii)    sole power to dispose or to direct the
                          disposition of:                               247
                 (iv)     shared power to dispose or to direct
                          the disposition of:                           0

___________________________________

/(1)/ Dr. Koenigs, a director of Software AG Systems, Inc., is the Chairman of the Board and Chief Executive Officer of Software AG, and may be deemed to have or share voting and investment power with respect to the Shares held of record by Software AG. Dr. Koenigs disclaims beneficial ownership of all Shares held of record by Software AG. The filing of this Amendment No. 1 to Schedule 13G by Dr. Koenigs shall not be construed as an admission that Dr. Koenigs is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any Shares held of record by Software AG.

/(2)/ Mr. Dawedeit is the Chief Financial Officer and a director of Software AG, and may be deemed to have or share voting and investment power with respect to the Shares held of record by Software AG. Mr. Dawedeit disclaims beneficial ownership of all Shares held of record by Software AG. The filing of this Amendment No. 1 to Schedule 13G by Mr. Dawedeit shall not be construed as an admission that Mr. Dawedeit is, for the purposes of Sections 13(d) or 13(g) of the Act the beneficial owner of any Shares held of record by Software AG.

                               Page 6 of 7 Pages

CUSIP No. 834025108                                              SCHEDULE 13G
          ---------

                                   SIGNATURES


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 1, 1999



                                    Software AG



                                    By:  /s/ Dr. Erwin W. Koenigs
                                        ------------------------------
                                        Dr. Erwin W. Koenigs
                                        Chairman of the Board and
                                        Chief Executive Officer



                                    By:  /s/ Dr. Erwin W. Koenigs
                                       -------------------------------
                                       Dr. Erwin W. Koenigs


                                    By:  /s/ Volker Dawedeit
                                       --------------------------
                                       Volker Dawedeit

                                  Page 7 of 7